Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF

CHINA HYDROELECTRIC CORPORATION

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2013

The undersigned shareholder of China Hydroelectric Corporation, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated September 12, 2013, and hereby appoints Amit Gupta as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 17, 2013 at 9:30 a.m., Beijing and Hong Kong Time, at the offices of O’Melveny & Myers LLP, 31st Floor, AIA Central, 1 Connaught Road, Central, Hong Kong, S.A.R., and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:

Re-election of Mr. Amit Gupta to serve as a Class I Director for a three-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Ms. Moonkyung Kim to serve as a Class I Director for a three-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Mr. Shadron Lee Stastney to serve as a Class I Director for a three-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Mr. Allard Nooy to serve as a Class III Director for a two-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Ratification of the appointment of Ernst & Young Hua Ming as independent auditors of the Company for the fiscal year ending December 31, 2013.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated:                          , 2013

Shareholder Name:

Co-Owner Name:

Signature

Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on September 3, 2013, and returned to Scott Powell at 700 1st Street #17J, Hoboken, NJ 07030, United States of America, no later than October 14, 2013.  In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney of such corporation.